Exhibit 3.2
AMENDMENT NO. 3 TO THE
AMENDED AND RESTATED BYLAWS
OF BANCORPSOUTH, INC.
The Amended and Restated Bylaws of BancorpSouth, Inc. are further amended by making the following changes:
(1) Deleting Section 9 of Article III (as amended by Amendment No. 1) in its entirety, and inserting the following:
          SECTION 9. Vacancies
     If a vacancy occurs on the Board of Directors for any reason, including a vacancy resulting from an increase in the number of directors, the Board of Directors may fill the vacancy, provided that the Board of Directors may elect instead to (i) not fill the vacancy or (ii) to have the vacancy filled by vote of the shareholders at any regular or special meeting of the shareholders.
(2) Deleting Section 5 of Article IV in its entirety, and inserting the following:
          SECTION 5. Chairman of the Board
     The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors. The Chairman may direct the President or a senior officer to preside at any meeting of the Board.
(3) Deleting the following sentence from Section 6 of Article IV in its entirety:
     The Chief Executive Officer shall be an ex-officio member of all committees of the Board of Directors, except for any committee which administers an employee benefit plan pursuant to the provisions of Rule 16b-3 promulgated under the Exchange Agent, where such officer is an employer of the Corporation or any subsidiary of the Corporation, or where membership of such committee is prohibited by or inconsistent with applicable law, regulation or rules.

Amended by the Board of Directors of BancorpSouth, Inc. as of January 24, 2007
/s/ Cathy S. Freeman
Cathy S. Freeman
Secretary